EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March	Year Ended December
$ in millions	2017	2016	2015	2014	2013	2012
Net earnings	$2,255	$ 7,398	$ 6,083	$ 8,477	$ 8,040	$ 7,475

Add:
Provision for taxes	284	2,906	2,695	3,880	3,697	3,732

Portion of rents representative of an interest factor	23	81	83	103	108	125

Interest expense on all indebtedness	2,230	7,104	5,388	5,557	6,668	7,501
Pre-tax earnings, as adjusted	$4,792	$17,489	$14,249	$18,017	$18,513	$18,833
Fixed charges[1]:
Portion of rents representative of an interest factor	$ 23	$ 81	$ 83	$ 103	$ 108	$ 125

Interest expense on all indebtedness	2,239	7,127	5,403	5,569	6,672	7,509
Total fixed charges	$2,262	$ 7,208	$ 5,486	$ 5,672	$ 6,780	$ 7,634
Preferred stock dividend requirements	105	804	743	583	458	274
Total combined fixed charges and preferred stock dividends	$2,367	$ 8,012	$ 6,229	$ 6,255	$ 7,238	$ 7,908
Ratio of earnings to fixed charges	2.12x	2.43x	2.60x	3.18x	2.73x	2.47x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.02x	2.18x	2.29x	2.88x	2.56x	2.38x

1.

Fixed charges include capitalized interest of $9 million for the three months ended March 2017, $23 million for 2016, $15 million for 2015, $12 million for 2014, $4 million for 2013 and $8 million for 2012.